Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nippon Telegraph and Telephone Corporation:

We consent to the incorporation by reference in the registration statement (No. 333- 175237) on Form F-3 of Nippon Telegraph and Telephone Corporation of our reports dated June 29, 2012, with respect to the consolidated balance sheets of Nippon Telegraph and Telephone Corporation as of March 31, 2012 and 2011, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2012, which reports appear in the March 31, 2012 annual report on Form 20-F of Nippon Telegraph and Telephone Corporation.

/s/ KPMG AZSA LLC

Tokyo, Japan

June 29, 2012